

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 20, 2008

Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE:** **NIVS IntelliMedia Technology Group, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed October 10, 2008**
> **File No. 333-153005**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please clarify in the second paragraph on page 1 and elsewhere as appropriate that NIVS PRC is not a direct subsidiary, but is 97.5% owned by NIVS BVI and 2.5%

owned by Mr. Tianfu Li, your Chief Executive Officer. Provide a cross-reference to your organizational chart set forth on page F-9 of your financial statements.

Management's Discussion and Analysis…, page 28

Results of Operations, page 32

2. We note the revised disclosure you provided with respect to changes in your revenues for the fiscal years ended December 31, 2007 and 2006 in response to prior comment 10 in our letter dated September 12, 2008. Please also provide expanded disclosure regarding the six months ended June 30, 2008 and June 30, 2007. In both places, also address changes in revenues attributable to your intelligent audio and video equipment.

Competition, page 47

3. We note your response to comment 18 in our letter dated September 12, 2008, and your disclosure regarding the compatibility of your products. Please also address your relative position compared to your competitors.

Report of Independent Registered Accounting Firm, page F-2

4. We understand from your response to comment 20 in our letter dated September 12, 2008 that your auditor confirms that a large portion of its staff is of Chinese descent and speaks Mandarin, and a majority of the audit work was performed in China. Please expand upon your previous response so that we may understand in greater detail how your auditor conducted their audit in China.

Consolidated Financial Statements

Note 5. Advances to Suppliers, page F-15

5. We note your response to comment 28 in our letter dated September 12, 2008. Please describe in the footnote the terms and conditions for advancing cash to suppliers, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any, and advise us.

Note 6. IPTV Project Investment, page F-16

6. We note your response to comment 30 in our letter dated September 12, 2008. Disclose and explain to us, in detail, your basis for concluding that the fair value of the machinery and equipment received from Guanghua was equivalent to the fair value of your investment in IPTV for Residential Areas.

Note 8. Due from Related Parties, page F-17

7. Disclose the terms and manner of settlement of amounts due to/from related parties.

Note 11. Customer Deposit, page F-19

8. We note your response to comment 22 in our letter dated September 12, 2008. With a view towards providing accounting policy footnote disclosure, please revise the footnote and provide a brief description of the terms and conditions for accepting and holding customer deposits, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any.

Note 23. Segment Information, page F- 24

9. In your segment information chart, please explain to us the change in standard audio and video equipment revenue for "other countries" from June 30, 2007, which shows $9.7 million, to December 31, 2007, which shows nil.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph O. Cascarano, Staff Accountant, at (202) 551- 3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have any questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ahn Q. Tran, Esq.
          Via facsimile (310) 552-5007